

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 18, 2007

<u>via U.S. Mail</u>
Mr. Devinder Randhawa
Chief Executive Officer
Strathmore Minerals Corporation
700-1620 Dickson Ave.,
Kelowna, B.C. Canada
V1Y 9Y2

       Re: Strathmore Minerals Corporation
                Registration Statement on Form 20-F
                Filed March 19, 2007
                File No. 0-52508

Dear Mr. Randhawa:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing. See Section 12(g)(1) of the Securities Exchange Act of 1934.

2.   In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C (b) of Form 20-F, which states that "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement..." For example, update the information pertaining to the high and low exchange rates for each month during the previous six months and the statement of capitalization. See Item 3.A.3 (b) and 3.B of Form 20-F.

        Also revise the Item 4.A disclosure at page 16 and the Item 6.B disclosure at page 73 to reflect your most recent fiscal year end.

Identity of Directors, Senior Management and Advisors, page 7

   3.   Provide the required biographical information for all individuals, including Mr. Khan.   See Item 1.A of Form 20-F. Also provide consistent and accurate disclosure here and in Item 6. For example, at page 7 you show two different ages for Mr. Randhawa, and in his biographical sketch at page 71 you indicate that he also currently serves as president, the same title held by Mr. Miller.

Auditors, page 8

4.   You state that your financial statements were audited by the same accountants for the preceding eight years, though the actual number of years of audited financial statements included in your filing is nine. Please revise your disclosure to eliminate this inconsistency. Additionally, in the third paragraph under "Selected Financial Data" on this page, you state that your financial statements have been *prepared* in accordance with Canadian GAAP and Canadian and U.S. GAAS. Please revise your disclosure to clearly identify the accounting principles used in the preparation of your financial statements, and the auditing standards used by your accountants to audit your financial statements. Note that your accountant's opinion indicates that it followed both Canadian generally accepted auditing standards, as well as standards of the Public Company Accounting Oversight Board (United States) in conducting the audit.

Devinder Randhawa
Strathmore Minerals Corp
April 18, 2007
Page 3

3.A.3 Exchange Rates, page 10

5.   Consistent with the requirements of Item 3.A. 3(a) of Form 20-F, please provide the exchange rate at the latest practicable date.

Risk Factors, page 12

6. Eliminate language that mitigates the risk you present, including the "however" disclosure at the top of page 15.

7.   Most of your risk factors could apply to any company in any industry. Even those that are exploration specific are very generic. You should only cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate" risks and explain how the others impact you. For example, in the first risk factor on page 12, rather than generally stating that expenditures may not result in discoveries, revise to disclose the expenditures and/or write-offs of properties as of the most recent balance sheet date. Similarly, in the third risk factor on page 12, revise to specify, as indicated in Item 4, the impact of uranium prices on the level of the company's operations. Also, as noted in the engineering comments that follow, address the unique issues you face as a mineral exploration company that is principally focused on the exploration and development of uranium.

8.   We note the proposed corporate reorganization and spin-off of the Canadian assets of the business disclosed on page 16. Given that the company's Canadian assets currently constitute the majority of its assets as of 9-30-06, please provide a risk factor that addresses the possible consequences to shareholders following the spin-off. In this regard, please reference the cash amounts that will be contributed to the new spun-off entity by the Company, the possible market response to the separated companies and possible impact on the valuation of the companies following the spin-off.

 "The Company is Subject to Substantial…," page 12

9.   Throughout the risk factor disclosure, you make general references to the "varying" degrees of regulation to which the company is subject. Please revise the discussion so that you disclose and explain those aspects of regulation that are the most material to your level of operations currently. For example, you disclose that none of the company's operations has advanced to the commercial production stage. Yet you disclose that the company is subject to government regulations of "varying degrees" with respect to production and export controls. Please revise or advise. Similarly, you repeat in the discussion under this heading the risk associated with expropriation of property. Given that the majority of your assets

are currently located in Canada ($45,313,618) or the United States ($6,467,802), with only $389,792 located in Peru, explain further to us the materiality of the potential expropriation of property and provide revised disclosure as appropriate.

"Strathmore Has Minimal Positive Cash Flow…," page 13

10.   Discuss separately the risk associated with the minimal positive cash flow of the company from the distinct risk related to the consequences of the company's reliance on equity issuances and the corresponding risk of dilution. Also revise to clarify the reference to "public distributions of capital." Disclose explicitly that you expect no revenues in the coming year, as you mention at page 22.

Information on the Company, page 15

History and Development of the Company, page 15

11.   On page 56, you disclose that the company is principally engaged in the acquisition and exploration of "resource property interests" yet make no reference to any particular focus on uranium. On this page, you indicate that the company places a "particular emphasis on uranium production." Please clarify your disclosure throughout to disclose the other resource property interests, other than uranium properties, that the company has focused on or intends to focus on in the future. In this regard, clarify the intended focus of exploration of the company if the proposed spin-off is approved.

Proposed Corporate Reorganization, page 16

12.   We note that you recently proposed to reorganize your mineral property interests through a transfer of your Canadian mineral properties into a new company in a spin-off. Considering the significance this proposed transaction is likely to have on your financial position and future results of operations, please provide additional disclosures to more fully describe the intended transaction, including identification and quantification of the accounts intended to be transferred, as well as the anticipated consequences this transfer is expected to have on your future operations, profitability, liquidity and capital resources. Please refer to the additional guidance in the comments that follow, providing further disclosures about the spin-off necessary to comply with Item 5.D of Form 20-F.

Plan of Operations, page 22

13.   Please supplement your disclosure under this heading and identify by specific references to properties or areas of exploration, how the anticipated $21,000,000 budget will be spent. Moreover, assuming the proposed spin-off is approved,

please clarify whether any of the $21,000,000 budgeted amount would be contributed to the spun-off entity and/or the percentage of the budgeted amount that would be used by the company, post-spin-off for its exploration activities.

Historical Corporate Development, page 23

14.   If material to an understanding of the historical development of the company and its plan of operations, please supplement your disclosure to explain why the letter of intent signed with North American Gem, Inc. failed to result in an agreement with respect to the properties listed.

15.   Provide expanded detail in this section and under "Business Overview," as appropriate, to state your plans for 2007 for each property or venture you identify. As only examples, provide updates at page 29 (also identify the "international diversified resource and industrial corporation"), page 31 ("intends to drill wells"), page 42 (Chord property status and plans) and page 54 (Comstock). With regard to updated disclosure generally, see also comment 2 of this letter. We may have additional comments.

United States vs. Foreign Sales/Assets, page 26

16.   Please modify your disclosure to clarify whether the Canadian assets referred to under this heading are those you plan to convey in the spin-off mentioned on pages 16 and 25, and to resituate the data in a tabular presentation. Identify the specific mineral assets, as well as the amount of cash and other assets and liabilities to be conveyed, and the operating activity associated with those operations. Please add similar disclosure under Operating and Financial Review and Prospects on page 56, along with a narrative addressing the indicative value of your historical financial information, clarifying the extent to which your operations and prospects will be diminished after the spin-off, and describing how the remaining enterprise will refocus its business endeavors.

Item 5. Operating and Financial Review and Prospects, page 57

17.   Throughout the disclosure in this section, you reference the fact that general and administrative expenses increased from period to period because the company's "activity increased …as it expanded to take advantage of rising uranium prices.…" Please disclose the specific components of general and administrative expenses that increased the most during each period and further explain how such components were linked to the increase in uranium prices. It also is unclear how

you were able to "take advantage" of rising prices in the absence of any production or sales.

Liquidity and Capital Resources, page 61

18.   Please expand your disclosure as follows:

- revise to state whether the working capital available to you currently is sufficient for your present requirements;
- disclose the time period within which your working capital would be sufficient to meet your short term requirements;
- explain whether you plan to incur expenses for anything other than general and administrative activities in the near term;
- explain your plans, if any, for obtaining additional funds and;
- describe the impact on your financial position, result of operations and liquidity in the event you are not able to raise additional funds. See Item 5.B.1(a) of Form 20-F.

Item 6. Directors, Senior Management and Employees, page 71

19.   Please provide David Miller's complete name.

20.   For any officer who spends less than 100% of his professional time on the registrant's business and affairs, revise his sketch to quantify the corresponding percentage. Also provide a complete biographical sketch for each named individual for the past five years, eliminating gaps or ambiguities with regard to time and biographical information in the sketches. For example, eliminate ambiguities with regard to when Mr. Randhawa was first elected or appointed, as the tabular information appears to conflict with the textual entry that follows below.   Mr. Miller's sketch refers to the "last 4" of his service with Cogema. In Mr. Khan's sketch, identify the public companies with which he serves, and disclose his title in each case.

Item 7.A. Major Shareholders, page 78

21.   Consistent with the requirements of Item 6.E of Form 20-F, please update the tabular disclosure regarding share ownership to the most reasonable practicable date.

7.B. Related Party Transactions, page 80

22.   Please file as exhibits all the consulting agreements referenced in this section.

23.   Revise to clarify that the first entry in each case if for the fiscal year ended 12/31/2006, if accurate. Also correct the amount noted as accrued to Sona Capital, Inc. during 2005.

9.A. Common Share Trading Information, page 81

24.   Please update the disclosure in this section and correct the date that currently is at the top of the list so that it references the year 2007.

United States Federal Income Tax Consequences, page 96

25.   Eliminate the suggestion that the disclosure is "for general information only."

Controls and Procedures, page 100

26.   You disclose there was no *significant* change in your internal control over financial reporting that occurred during your most recently completed fiscal year, nor were there any *significant* deficiencies or material weaknesses requiring corrective actions. However, your representation and disclosure should not be restricted to significant changes, but rather should reflect *any* change identified in connection with your evaluation of disclosure controls and procedures. Please amend your filing to comply with Item 15(d) of Form 20-F.

Financial Statements, page 101

27.   You state that your financial statements, as required under Item 17, are attached and found immediately following the text of the filing. However, you included your financial statements as exhibits, rather than as an integral part of your filing. Additionally, you state that the related audit report is included immediately preceding the audited financial statements, but such audit report is included within Exhibit 99.4, following the cover page for your 2005 financial statements. Accordingly, please revise your financial statement presentation, as follows:

        (i)   Relocate all financial statements from exhibits to Item 17 of your Form 20-F; and insert an index at Item 17, listing each set of financial statements in order as described below, with page references;

       (ii)   Reorder the financial statements to provide your most recent interim financial statements first, followed by your independent accountants' opinion, as it pertains to all annual financial statements presented, then followed by each set of annual financial statements, in reverse chronological order;

       (iii)   Paginate all financial statements; and

       (iv)   Provide the requisite directors' signatures on the face of each balance sheet where placement for such signatures is presented.

<u>Exhibit 99.2, Note 14 – Differences between Canadian and United States Generally Accepted Accounting Principles</u>

28.   The amounts of stock-based compensation and mineral properties you disclose in the narrative for U.S. GAAP purposes reflects the 1997 and 1998 amounts, rather than the amounts corresponding to 1999 and 2000 shown in your reconciliation. Similarly, in Exhibit 99.3, Note 13, the amounts of mineral properties mentioned in the text for U.S. GAAP purposes again reflect the 1997 and 1998 amounts, rather than the amounts corresponding to 2001 and 2002 in the reconciliation. Revise your disclosures to reflect the corresponding amounts for the years being presented.

<u>Exhibit 99.4, Note 5 – Mineral Property Interests</u>

29.   We note that you describe various options you have acquired to purchase interests in certain mineral properties. Please disclose the dates of each agreement or conveyance; indicate by which dates such mineral property options must be transacted or expire.

<u>Exhibit 99.4, Note 14 – Differences between Canadian and United States Generally Accepted Accounting Principles</u>

30.   Please specify the properties for which mineral property costs are capitalized under U.S. GAAP, following EITF 04-02, and the corresponding amounts thereof. Clarify whether such properties are to be transferred in the spin-off.

Engineering Comments

Risk Factors, page 11

Risks Associated with Resource Exploration, page 11

31. We note that both your Church Rock and Dalton Pass deposits are located near or in the "checkerboard lands" of mixed Federal, Navajo Tribe and Navajo Allottee lands. Given the current position of the Navajo Tribe on uranium extraction and the lack of a uranium mill in the area, please provide a risk factor that addresses risks to exploration and, if feasible, development of your uranium deposits, by denial of access, jurisdictional questions, tribal opposition to mining or availability of milling capacity.

Property, Plant and Equipment, page 26

Mineral Properties, page 26

32. You disclose Mr. David C. Finch's name as an expert concerning your disclosure of mineral resource estimates for your Roca Honda and Church Rock projects. Please file as exhibits the written consent from experts whose name you cite and whose work you incorporate into your document. These consents should concur with the summary of the reports contained in your filing and agree to being named as experts in the registration statement. See Item 10.G of the Form 20-F.

33. Please only disclose "in place" estimates of tonnage and grade, and remove any estimates of units of product, such as pounds of uranium.

34. Concerning your disclosure, please:
   - Focus your project descriptions directly on your properties, and remove disclosure about adjacent properties.
   - Clarify the status or condition of the mining shafts that were either completed or partially completed for the Roca Honda and Nose Rock projects.
   - Remove any use of the term "potential resource."

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or, in his absence, Karl Hiller Accounting Branch Chief, at (202) 551-3686 with any questions on the accounting comments. Please contact Roger Baer, Mining Engineer at (202) 551-3705 with any questions on the engineering comments. You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Patrick Groening, CFO
250-868-8493

cc: R.Baer
        D.Delaney
        M.Duru
        T. Levenberg
        K.Hiller